Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York 10036-6522

June 21, 2010

BY EDGAR

Mr. Evan S. Jacobson

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	National Financial Partners Corp.
Schedule TO-I filed June 9, 2010
Schedule TO-I/A filed June 11, 2010
Schedule TO-I/A filed June 16, 2010
(File No. 005-79626)

Dear Mr. Jacobson:

On behalf of National Financial Partners Corp. (the “Company”), we are submitting this letter to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter of June 17, 2010 (the “Comment Letter”) relating to the Tender Offer Statement on Schedule TO filed by the Company on June 9, 2010 as amended by Amendment No. 1 filed on June 11, 2010 and Amendment No. 2 filed on June 16, 2010 (as amended, the “Schedule TO”).

The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. The Company is concurrently filing with the Commission Amendment No. 3 to the Schedule TO, which includes as exhibits the Offer to Purchase dated June 9, 2010, as amended by Supplement No. 1 thereto dated June 21, 2010 (the “Amended Offer to Purchase”), and the amended Letter of Transmittal (the “Amended Letter of Transmittal”). Capitalized terms used but not defined in this letter have the meanings given to them in the Amended Offer to Purchase.

Schedule TO-I

Item 12. Exhibits

1.	Your response to Item 1007(d) indicates that all or part of the funds required for the tender offer are, or are expected to be borrowed. Please confirm that if the Proposed New Credit Facility is entered into, you will file the relevant agreements as exhibits to your schedule in accordance with Item 1016(b) of Regulation M-A.

The Company confirms that if the Proposed New Credit Facility is entered into, it will file the related credit agreement as an exhibit to the Schedule TO in accordance with Item 1016(b) of Regulation M-A. The Company expects that the Proposed New Credit Facility, if entered into, will be entered into on the Settlement Date.

Exhibit 99(a)(1)(A): Offer to Purchase

Disclosure Regarding Forward-Looking Statements, page ii

2.	Your disclosure references the Private Securities Litigation Reform Act of 1995. The safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934; refer also to Regulation M-A telephone interpretation I.M.2 in July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise to make clear that forward looking statements made in connection with this tender offer cannot be defined under the Act, and refrain from referring to such safe harbor provisions in any future offer documents, press releases, or other communications relating to this tender offer.

The Company has revised the disclosure in the Amended Offer to Purchase to delete all references to the Private Securities Litigation Reform Act of 1995, and has noted the Staff’s comment.

3.	In the last sentence of this section, you appear to state that you have no obligation to update the information contained in your offering document. Please revise this language to eliminate the implication that you have no obligation to update your disclosure to reflect material changes in the information published, sent or given to security holders. See Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3).

The Company has revised the disclosure in the Amended Offer to Purchase in response to the Staff’s comment.

Incorporation of Certain Information by Reference, page v

4.	We note that you have incorporated your financial statements by reference, but have not included the summarized financial information specified in Item 1010(c) of Regulation M-A in the offering document, as required by Instruction 6 to Item 10 of Schedule TO. Refer also to Regulation M-A telephone interpretation I.H.7 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise your offering document to include this information.

The Company has revised the disclosure in the Amended Offer to Purchase to include the summarized financial information specified in Item 1010(c) of Regulation M-A.

5.	Schedule TO does not allow you to forward incorporate disclosure from subsequently filed documents. Please revise the disclosure under this heading to clarify that you will amend the Schedule TO to include updates, inclusive of updated periodic report filings. We refer you to General Instruction F of Schedule TO and your obligation under Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed.

The Company has revised the disclosure in the Amended Offer to Purchase to delete all references to forward incorporation by reference and to state that the Company will promptly disclose any material changes to the terms of the Offer in accordance with the applicable requirements of Rule 13e-4 under the Exchange Act.

Sources and Amounts of Funds, page 7

6.	We note your statement on page 7 that the maximum amount of funds required by you to purchase all of the outstanding Notes pursuant to the Offer is estimated to be “approximately $955,” plus accrued interest. The cover page indicates that $230 million of Notes were outstanding as of June 8, 2010. Please revise to resolve this apparent discrepancy.

The Company has revised the disclosure in the Amended Offer to Purchase in response to the Staff’s comment.

7.	We note your disclosure that in the event that $115.0 million or less aggregate principal amount of notes is validly tendered and accepted for purchase in the Offer or any other condition to the effectiveness of the Proposed New Credit Facility is not satisfied, the Proposed New Credit Facility will not become effective and you will not receive any proceeds from the Proposed New Credit Facility. In this case, because the first part of the Financing Condition, which required the completion of the New Notes Offering resulting in gross proceeds of at least $125.0 million, has been satisfied, you intend to waive the Financing Condition and use the net proceeds from the New Notes Offering and, if necessary, cash on hand, to purchase all Notes accepted for purchase in the Offer “up to the maximum amount permitted by, and subject to the terms of,” the Existing Credit Facility. Disclose the maximum amount permitted by the Existing Credit Facility. See Item 1007(a) of Regulation M-A. Additionally, such a waiver would constitute a material change. Please confirm that the company will promptly file an amendment to the Schedule TO disclosing this material change; also confirm that the company will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders.

See Rules 13e-4(d)(2) and 13e-4(e)(3). In addition, advise us whether this decision will have the potential to effect a reduction in the amount of securities sought. If so, please confirm that ten business days will remain in the offer following disclosure of the change. See Exchange Act Rule 13e-4(e)(3)(ii); also refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

The Company has revised the disclosure in the Amended Offer to Purchase to disclose the maximum principal amount of Notes permitted to be purchased by the Company under the Existing Credit Facility.

The Company confirms that it will promptly file an amendment to the Schedule TO disclosing any material change and will disseminate the disclosure of any such material change in a manner reasonably calculated to inform security holders. The Company also advises the Staff that, in the event the Proposed New Credit Facility does not become effective, the Company currently intends to purchase all Notes accepted for purchase in the Offer up to the $125 million maximum principal amount permitted under the Existing Credit Facility, subject to the terms of thereof. The Company confirms that it will keep the Offer open at least 10 business days following disclosure of such change.

Conditions to the Offer, page 12

General Conditions, page 12

8.	Please refer to the antepenultimate and penultimate paragraphs of this section, which discuss your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

The Company confirms its understanding of the Staff’s position in the Staff’s comment.

9.	Please see the immediately preceding comment. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

The Company confirms its understanding of the Staff’s position in the Staff’s comment.

10.	The disclosure following the description of the specific offer conditions indicates “[t]he failure of us at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.” Please revise this statement to indicate that offer conditions may only be asserted up to expiration of the offer as opposed to “at any time.”

The Company has revised the disclosure in the Amended Offer to Purchase in response to the Staff’s comment.

11.	We note the disclosure in the last paragraph of this section regarding the ability of the company to terminate the offer in its sole discretion. Please revise the disclosure to specify that the offer can only be terminated pursuant to an enumerated condition.

The Company has revised the disclosure in the Amended Offer to Purchase in response to the Staff’s comment.

Exhibit 99(a)(1)(B): Letter of Transmittal

12.	In the Letter of Transmittal you require a tendering security holder to represent and warrant that he or she has “read the Offer Documents and agrees to all of the terms and conditions herein and therein.” The form improperly asks security holders to represent that they have read and understood the terms of the offer. Please revise to delete the requirement that security holders provide this representation. Alternatively, amend the form to include a legend in bold typeface that indicates you do not view the certification made by security holders that they have read and understand the offer materials as a waiver of liability and that you agree not to assert that this provision constitutes a waiver of liability.

The Company has revised the disclosure in the Amended Letter of Transmittal to delete the statement “The undersigned represents and warrants that the undersigned has read the Offer Documents and agrees to all of the terms and conditions herein and therein.”

* * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	the Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information in connection with the above, please telephone the undersigned at (212) 735-4112 or Phyllis G. Korff at (212) 735-2694 or Dwight S. Yoo at (212) 735-2573.

Sincerely,

/s/ Richard B. Aftanas
Richard B. Aftanas

cc:	Stancil E. Barton, Esq., National Financial Partners Corp.

Phyllis G. Korff, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Dwight S. Yoo, Esq., Skadden, Arps, Slate, Meagher & Flom LLP